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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)(1)


                                  RELTEC CORP.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   759527-10-4

                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)




--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.   759527-10-4                  13G           PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          CMT ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          DELAWARE
          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    45,042,183
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   45,042,183
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          45,042,183
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          79.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          PN
          ---------------------------------------------------------------------



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CUSIP NO.   759527-10-4                  13G           PAGE   3   OF   8   PAGES
         ---------------------                              -----    -----


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    392,600
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   392,600
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          392,600
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------




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ITEM 1.

        (a)    NAME OF ISSUER:

               Reltec Corp.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5900 Landerbrook Drive, Suite 300
               Cleveland, OH 44124-4019

ITEM 2.

        (a)    NAME OF PERSONS FILING:

               CMT Associates, L.P.
               KKR Partners II, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (c)    CITIZENSHIP:

               CMT Associates, L.P. - Delaware
               KKR Partners II, L.P. - Delaware

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

               759527-10-4

ITEM 3.        Not applicable

ITEM 4.        OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               KKR Associates, L.P., a New York limited partnership, is the sole general partner of each of CMT Associates, L.P., a Delaware limited partnership and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Reltec Corp. common stock beneficially owned by CMT Associates, L.P. and KKR Partners II, L.P. As


                               Page 4 of 8 pages.

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               of December 31, 1998, (1) CMT Associates, L.P. was the record owner of 45,042,183 shares of common stock of Reltec Corp.; and
               (2) KKR Partners II, L.P. was the record owner of 392,600 shares of common stock of Reltec Corp. In addition to the foregoing, as of December 31, 1998, KKR Associates, L.P. was the record owner of 396,500 shares of common stock of Reltec Corp. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Reltec Corp. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

        (b)    PERCENT OF CLASS:

               See Item 11 of each cover page.

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                      See Item 5 of each cover page.

               (ii)   Shared power to vote or to direct the vote:

                      See Item 6 of each cover page.

               (iii)  Sole power to dispose or to direct the disposition of:

                      See Item 7 of each cover page.

               (iv)   Shared power to dispose or to direct the disposition of:

                      See Item 8 of each cover page.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Item 4 above.



                               Page 5 of 8 pages.

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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               CMT Associates, L.P. and KKR Partners II, L.P. are limited partnerships, the sole general partner of each of which is KKR Associates, L.P. As sole general partner of each of CMT Associates, L.P. and KKR Partners II, L.P., KKR Associates, L.P. may be deemed to be the beneficial owner of the securities held by such limited partnerships. CMT Associates, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Reltec Corp. CMT Associates, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.




                               Page 6 of 8 pages.

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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999


                                        CMT ASSOCIATES, L.P.


                                        By:    KKR ASSOCIATES, L.P.
                                        Its:   General Partner

                                               By:    \s\ Salvatore Badalamenti
                                                      -------------------------
                                               Name:  Salvatore Badalamenti
                                               Title: Attorney-in-Fact for
                                                      Henry R. Kravis,
                                                      General Partner


                                        KKR PARTNERS II, L.P.


                                        By:    KKR ASSOCIATES, L.P.
                                        Its:   General Partner

                                               By:    \s\ Salvatore Badalamenti
                                                      -------------------------
                                               Name:  Salvatore Badalamenti
                                               Title: Attorney-in-Fact for
                                                      Henry R. Kravis,
                                                      General Partner




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                                  EXHIBIT INDEX


Exhibit 1 -    Joint Filing Agreement


Exhibit 24 -   Power of Attorney





                               Page 8 of 8 pages.